EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of Independent Non-Executive Director

ST HELIER, Jersey, Feb. 23, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) (“Caledonia” or the “Company”) announces that Mrs Geralda Wildschutt has joined the Board of Directors of the Company as an independent Non-Executive Director with immediate effect.

Mrs Wildschutt brings a wealth of experience with 25 years working in social development and stakeholder management in the fields of social performance, community relations in mining operations, financial services and industry bodies focused on responsible mining.

Over the last five years she has been a consultant to Anglo American, Gold Fields, Ivanhoe Mines and South32 on a range of social performance areas, including social investment, ESG compliance, human rights and social impact assessments, strengthening of community trusts, capacity building and systems development.

Prior to this, Mrs Wildschutt held senior management roles in social performance and sustainability at a number of companies, including Gold Fields and Anglo American.

Mrs Wildschutt holds a Master of Business Administration from the Business School of the Netherlands, a Master of Education in Educational Psychology from the University of Cape Town and a Bachelor of Arts from the University of Western Cape.

Commenting on Mrs Wildschutt’s appointment, Mr Leigh Wilson, Caledonia's Chairman, said:

“I am delighted to welcome Geralda Wildschutt to Caledonia’s Board. She has significant experience of working in Africa, as well as in the fields of sustainability and community engagement which are both central to our vision of being a socially responsible business. Her expertise will prove invaluable and my fellow Board members and I very much look forward to working with her.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Appendix 1 - Current and Previous Directorships of Mrs Wildschutt and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies and partnerships of which Mrs Wildschutt has been a director or partner at any time in the previous five years are set out below.

Company/Partnership	Status
Maisha Social Solutions Pty Ltd	2016 to present
SAICA ED Pty Ltd	2017 to present
The Hope Factory	2012 to present
Anglo American Namibia Foundation	2010 to present

Mrs Wildschutt’s full name is Mrs Geralda Wildschutt (formerly Josephs). She is 52 years old.

Mrs Wildschutt holds no shares or share options in the Company.

There are no other matters which are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Information and statements contained in this news release that are not historical facts are "forward-looking information", "financial outlooks" or "future oriented financial information" (collectively, "forward-looking information") within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment projects.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.